Exhibit 99.1

ASX, Nasdaq and Media Release

November 15, 2024

Opthea Chairman’s Address to the 2024 Annual General Meeting

Melbourne, Australia, and Princeton, NJ, US, November 15, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”),

Good morning to those of you who have joined us from Australia and good afternoon to our US shareholders.

On behalf of the board and management team, I am pleased to report that we have made remarkable progress during the past 12 months in advancing our mission to deliver superior visual outcomes for patients with wet age-related macular degeneration (wet AMD).

The key achievements of the past year include:

1.
Completing enrollment of close to 2,000 treatment-naïve wet AMD patients in sozinibercept pivotal trials COAST and ShORe. These trials are investigating sozinibercept’s ability to deliver superior visual outcomes in combination with anti-VEGF-A therapy versus anti-VEGF-A therapy alone
2.
Successfully completed a placement and partially underwritten entitlement offer raising US$151.9 million and received the remaining US$35.0 million commitment under the Development Funding Agreement (DFA) as well as a further US$50.0 million under an amended DFA with a new co-investor
3.
Completing drug substance Process Performance Qualification (PPQ) campaign, producing three consecutive commercial-scale batches which was an important milestone for potential BLA filing of sozinibercept in wet AMD
4.
Strengthening the organization with key leadership appointments to support sozinibercept development and launch preparations, including appointments of U.S.-based Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, and Chief Commercial Officer.

Over the next 12 months, our focus will be on:

•
Delivering the 52-week topline data read-outs for the COAST and ShORe pivotal trials, expected in early Q2 CY2025 and mid-CY2025 respectively
•
Completing our commercial validation batches and building out the organization in support of a potential BLA filing and commercial launch.

On behalf of the board and management, we would like to thank our shareholders, employees, investigators, collaborators, and participating patients in our clinical trials for their support and trust in Opthea. We look to the future with enthusiasm and unwavering commitment to our goal of bringing sozinibercept to market to potentially transform the care of patients with wet AMD and deliver value to our shareholders.

Retirement of Executive Director

Dr. Megan Baldwin, PhD, MAICD, has decided to retire from her position as Executive Director at the conclusion of today’s annual general meeting.

I want to express my sincere appreciation for the contributions Dr. Baldwin has made as a member of the Board of Directors. Her leadership and insights have been very valuable helping to guide the Company through pivotal moments over the years.

Dr. Baldwin will continue her vital role as Founder and Chief Innovation Officer, remaining an integral member of the Company's executive leadership team as Opthea approaches the anticipated sozinibercept wet AMD Phase 3 data readouts in 2025.

Appointment of New Non-Executive Director

The Company is pleased to announce the appointment of Ms. Kathy Connell as Non-Executive Director to the Board effective from the conclusion of today’s annual generally meeting.

Ms. Connell brings extensive experience in healthcare and life sciences. She is currently Senior Client Partner and Head Healthcare and Lifescience Australia/New Zealand at Korn Ferry. She also serves as Non-Executive Director at Avecho Biotechnology Ltd (ASX: AVE), Proto Axiom (a biotech investment company with an incubation arm) and BioNSW (life sciences association for NSW, Australia).

With a diverse educational background including degrees in applied science (speech pathology), psychology (education and mediation), and law (health and medical), Ms. Connell is also a recent graduate of the Australian Institute of Company Directors (2023). Her experience spans both ASX-listed biotechnology companies and global pharmaceutical corporations, including roles at Total Brain, Sanofi, and Johnson & Johnson.

Ms. Connell's appointment brings valuable industry expertise and extensive global professional networks across industry, research, and investment sectors to Opthea's Board.

Thank you for your support and investment in Opthea.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, PharmD, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited